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                     SECURITIES AND  EXCHANGE  COMMISSION
                            WASHINGTON, D.C. 20549
                                  __________

                                SCHEDULE 13E-4

                               (Final Amendment)

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            NUTRAMAX PRODUCTS, INC.
                               (Name of Issuer)

                            NUTRAMAX PRODUCTS, INC.
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, $.001 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                  07061A 30 0
                     (CUSIP Number of Class of Securities)

                               DONALD E. LEPONE
                            Chief Executive Officer
                            NutraMax Products, Inc.
                               9 Blackburn Drive
                        Gloucester, Massachusetts 01930
                                (978) 283-1800
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  COPIES TO:
                          JOSEPH L. JOHNSON III, ESQ.
                         Goodwin, Procter & Hoar  LLP
                                Exchange Place
                         Boston, Massachusetts  02109
                                (617) 570-1000
                                  __________

                               October 29, 1997
    (Date Tender Offer First Published, Sent or Given to Security Holders)

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    This Final Amendment amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4, dated as of October 29, 1997 (the "Issuer Tender Offer Statement"), relating to the offer by NutraMax Products, Inc. (the "Company") to purchase up to 450,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $.001 per share (the "Shares"), at prices specified by tendering shareholders not in excess of $12.75 nor less than $11.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 29, 1997, and in the related Letter of Transmittal which together constitute the "Offer." The Issuer Tender Offer Statement is hereby amended to incorporate the information included in the items and exhibits referred to below.

ITEM 1. SECURITY AND ISSUER.

    The Offer expired at 12:00 midnight, Boston, Massachusetts time, on November 28, 1997. The Company purchased 250,668 shares pursuant to the Offer at a purchase price of $12.75 per share.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended to include the following additional exhibits:

    (a)(11)  Press Release issued by the Company, dated December 1, 1997.

    (a)(12)  Press Release issued by the Company, dated December 3, 1997.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to Schedule 13E-4 is true, complete and correct.


                                    NUTRAMAX PRODUCTS, INC.



                                    By: /s/ Donald E. Lepone
                                       ------------------------------
                                       Name: Donald E. Lepone
                                       Title: President and Chief
                                              Executive Officer


Dated:  December 4, 1997

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                                 EXHIBIT INDEX


  EXHIBIT                             DESCRIPTION
  -------                             -----------

 (a) (11)    -    Press Release issued by the Company, dated December 1, 1997.
 (a) (12)    -    Press Release issued by the Company, dated December 3, 1997.